UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Datasea Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

238116206

(CUSIP Number)

December 21, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238116206
1.	Names of Reporting Persons Fu Liu
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 5,416,668 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,416,668 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,416,668
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 25.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)       Pursuant to that certain share escrow agreement, dated December 18, 2018, by and among Datasea Inc. (the “Issuer”), the Reporting Person, ViewTrade Securities, Inc. and West Coast Stock Transfer, Inc., the Reporting Person agreed to place a total of 5,145,833 shares of the Issuer’s common stock into escrow, which shares are subject to cancellation in the event the Issuer does not meet the certain performance thresholds for the Issuer’s 2019-2024 fiscal years.

(2)       Based on 20,922,346 shares of common stock of the Issuer outstanding as of January 30, 2019.

Item 1(a).	Name of Issuer:

Datasea Inc., a Nevada corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

1 Xinghuo Rd. Changning Building, 11th Floor Fengtai District Beijing, People’s Republic of China 100070

Item 2(a).	Names of Persons Filing:

This Statement is filed on behalf of Fu Liu (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of the Reporting Persons is 1 Xinghuo Road. Changning Building, 11th Floor, Fengtai District, Beijing, People’s Republic of China.
Item 2(c).	Citizenship: Fu Liu is a citizen of People’s Republic of China.
Item 2(d).	Title of Class of Securities:

common stock, $0.001 par value.

Item 2(e).	CUSIP Number:

238116206

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

☐	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

☐	(g) A Parent Holding Company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

☐	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable

Item 4.	Ownership.

 The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person (on the basis of a total of 20,922,346 shares of Common Stock  outstanding as of January 25, 2019) are as follows:

(a)      Amount beneficially owned:

(i)        Fu Liu – 5,416,668

(b)      Percentage of Class:

(ii)       Fu Liu – 25.9%

Fu Liu:

(c)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	5,416,668
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	5,416,668
	iv.	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    February 1, 2019

By:	/s/ Fu Liu
Name:	Fu Liu